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17009358

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2016___ AND ENDING ___December 31, 2016___

                                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vasiliou & Company, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___800 South Pointe Drive   suite 2001___
                                       (No. and Street)

Miami Beach	Florida	33139
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Basil Vasiliou   305-532-4417

                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Salberg & Company, P.A.___
                              (Name – if individual, state last, first, middle name)

2295 NW Corporate Blvd. Suite 240	Boca Raton	Florida	33431-7328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Basil Vasiliou_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Vasiliou & Company, Inc._____ , as

of __December 31,_____ , 20 _16_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

_____
Notary Public

_____
Signature

_____
Chairman & CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).






SALBERG & COMPANY, P.A.

Certified Public Accountants and C:· jultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of:
Vasiliou & Company, Inc.

We have audited the accompanying financials statements of Vasiliou & Company, Inc. which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Vasiliou & Company, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vasiliou & Company Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule 1 and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of Vasiliou & Company, Inc.'s financial statements. The supplemental information is the responsibility of Vasiliou & Company Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 24, 2017

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Vasiliou & Company, Inc.
December 31, 2016

STATEMENT OF FINANCIAL CONDITION

ASSETS

Cash	$	35,602
Other assets		295
Total assets	$	35,897

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities
Accrued Expenses	$	3,042

Stockholder's equity
Common stock, $0.01 par value, 1,000 shares authorized

100 shares issued and outstanding	$	1
Additional paid-in capital		1,448,343
Accumulated deficit		(1,415,489)
Total stockholder's equity	$	32,855

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	35,897

Vasiliou & Company, Inc.
Year ended December 31, 2016

STATEMENT OF OPERATIONS

Revenues

| | - |

Expenses

Professional fees	12,530
Legal Fees	7,701
Communications and data	674
Other expense	6,843
	27,748

Net Loss

| | $(27,748) |

Vasiliou & Company, Inc.
Year ended December 31, 2016

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

| | Common Stock | | Additional Paid-In | Accumulated | |
	Shares	Amount	Capital	Deficit	Total
Balances, beginning of year	100	$ 1	$1,448,343	$ (1,387,741)	$ 60,603
Shareholder contributions	-	-		-	-
Shareholder distribution	-	-	-	-	-
Net Loss	-	-	-	(27,748)	(27,748)
Balances, end of year	100	$ 1	$1,448,343	$ (1,415,489)	$ 32,855

See accompanying notes to financial statements   5

Vasiliou & Company, Inc.
Year ended December 31, 2016

STATEMENT OF CASH FLOWS

Cash flows from operating activities

Net loss	$ (27,748)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in cash attributable to changes in operating assets and liabilities:	
Decrease in other assets	3,427
Decrease in accrued expense	(8,547)
Net cash used in operating activities	(32,868)
Net decrease in cash	(32,868)
Cash at beginning of year	68,470
Cash at end of year	$ 35,602
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -

Vasiliou & Company, Inc.
Year Ended December 31, 2016

NOTES TO FINANCIAL STATEMENTS

Description of Organization and Nature of Operations

Vasiliou & Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business activities are private placement of securities, underwriter or selling group participant, and investment advisory services. The company has not been active for the current year.

1. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing in the financial statements are consistent with that rule.

Revenue and Expense Recognition from Securities Transactions
Principal transactions consist of securities transactions with related revenues and expenses recorded on a trade-date basis.

Cash and Cash Equivalents
For purposes of the cash flow statement the Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. There were no cash equivalents at December 31, 2016.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes
The Company's stockholder has elected to treat the Company as an "S" Corporation. As such, the individual stockholder is liable for federal tax on corporate income and receives the benefit of corporate losses.

Uncertain Tax Positions
In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and

Vasiliou & Company, Inc.
Year Ended December 31, 2016

NOTES TO FINANCIAL STATEMENTS

better financial statement comparability among different entities. Based on its analysis, the Company has determined that this policy does not have a material effect on the Company's financial statements. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulation and interpretations thereof. The Company recognizes interest, if any, related to unrecognized tax benefits in income tax expense. No interest or penalties have been recorded for the year ended December 31, 2016. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2013.

2. Retirement Plan

The Company has a defined contribution retirement plan, which covers all employees that meet certain eligibility requirements. Contributions to the plan are made at the discretion of the Company's Board of Directors. The Company made no contributions to the plan during the year ended December 31, 2016.

3. Clearing Broker

There was no clearing arrangement for the year 2016.

4. Related Party Transactions

The Company occupies office space owned by the sole shareholder. No rent was charged to the Company.

5. Shareholder Equity

During 2016, no contributions were made by the stockholder.

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2016, the Company's net capital was $32,560 which was $27,560 in excess of its minimum requirement of $5,000. The ratio of aggregate indebtedness to net capital was .09343 to 1.

7. Rule 15c3-3

Vasiliou & Company, Inc.
Year Ended December 31, 2016

NOTES TO FINANCIAL STATEMENTS

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not hold customers' cash or securities.

8. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company maintains all of its cash in one financial institution. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

9. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2017, the date the financial statements were available to be issued.

Vasiliou & Company, Inc..
Computation of Net Capital Under Ruls 15c3-1
of the Securities and Exchange Commission
December 31, 2016

NET CAPITAL COMPUTATION

Total shareholder's equity	$ 32,855
Deductions and/or charges:	
Non-allowable assets:	
Other Assets	295
Total non-allowable assets	295
Net capital before haircuts on securities positions	32,560
Total haircuts on securities	-
Net capital	32,560
Required minimum capital	5,000
Excess net capital	$ 27,560

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$ 3,042
Ratio of aggregate indebtedness to net capital	.09343 to 1

Reconciliation:

Net capital, per unaudited December 31, 2016 FOCUS report, as filed	$ 42,048
Audit Adjustments	(9,488)
Net capital, per December 31, 2016 audited report, as filed	$ 32,560

Vasiliou & Company, Inc.
December 31, 2016

SUPPLEMENTARY NOTE)
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

Vasiliou & Company, Inc. is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the
rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the
   Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the
   Securities and Exchange Commission.



SALBERG & COMPANY, P.A.

Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *Exemption Report*, in which (1) Vasiliou & Company, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Vasiliou & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Vasiliou & Company, Inc. stated that Vasiliou & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Vasiliou & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vasiliou & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 24, 2017

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Vasiliou & Company, Inc.
800 South Pointe Drive
Suite 2001
Miami Beach, Florida 33139

Assertions Regarding Exemption Provisions
For Year Ended December 31, 2016

Vasiliou & Company, Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable

To our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X

Basil Vasiliou
President

Lexington Park Capital Markets, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:		
Net Income	$	270,406
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (Decrease) in Cash Flows as a result of changes in asset and liability account balances:		
(Increase) in: Prepaid Expenses		(1,086)
(Decrease) in:Accounts payable and accrued expenses		(1,250)
Net cash provided by operating activities		268,070
Cash flows provided by (used in) financing activities		
Capital Contirbutions		6,000
Distributions to members		(287,000)
Net Cash (used in) financing activities		(281,000)
Net decrease in cash		(12,930)
Cash, beginning of year		43,706
Cash, end of year	$	30,776
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	-
Cash paid during the year for taxes		-

See accompanying notes to financial statements

VASILIOU & COMPANY, INC.

FINANCIAL STATEMENTS
AND
Supplementary Information
For the year ended December 31, 2016

Vasiliou & Company, Inc.
December 31, 2016

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